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April 18, 2006

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0308

ATTN:  Larry Spirgel, Assistant Director
       Mail Stop:  3730

       RE:  Source Interlink Companies, Inc. (File No. 1-13437)
            Form 10-K for Fiscal Year Ended January 31, 2005 (filed April 18,
            2005)
            Form 10-Q for Quarter Ended October 31, 2005 (filed December 12,
            2005)

Dear Mr. Spirgel:

This letter is written in response to the Staff's requests for information presented by telephone on Monday, April 17, 2006 (the "Call"). For ease of reference, the responses in this letter have been keyed to the requests for information as understood by Source Interlink Companies, Inc. (the "Company").

REQUEST 1:

Please confirm whether or not you have valued the relationships with customers acquired upon the acquisition of Alliance and Levy.

RESPONSE:

Our valuation of the customer list intangible assets acquired upon the acquisition of Alliance and Levy includes an amount related to customer relationships based on our consideration of the amount of time that the respective companies have had relationships with the customers, the quality of the relationship with the customer, and the cost to acquire the customer, among other factors.

REQUEST 2:

Please confirm that you considered the Levy Home Entertainment contract in your valuation of the intangible assets acquired upon the acquisition of Levy.

RESPONSE:

Levy Home Entertainment ("LHE") is the Company's exclusive supplier of trade paperback and hardcover books as a result of the distribution agreement we entered into concurrent with the acquisition of Chas. Levy. Prior to entering into the agreement with LHE, we had previous relationships with other book suppliers to provide product for our other mainstream accounts. The economics of the transaction were not materially different than that of the relationships we had with other book suppliers. No additional customers were acquired by the Company as a result of entering into this agreement, and if the agreement were to be terminated, the Company could find other suppliers under comparable terms. Therefore, there was no excess economic value as a result of this agreement and no intangible asset was recorded.

REQUEST 3:

Please confirm whether or not there would have been any goodwill impairment as a result of the reclassification of amounts formerly assigned to vendor list intangible assets to goodwill.


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RESPONSE:

The growth and profitability of Alliance has continued in accordance with the Company's expectations at the time of acquisition, and given the reclassification of the amounts formerly assigned to vendor list intangible assets to goodwill, the Company has determined that there would not have been any goodwill impairment at the end of any of the quarters ended April 30, 2005, July 31, 2005 or October 31, 2005 or the fiscal year ended January 31, 2006.

The Company believes that the foregoing is responsive to the requests for information presented on the Call. Please direct any questions or comments relative to this letter to the undersigned.

Sincerely,

/s/ Douglas J. Bates
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Douglas J. Bates, Esq.
General Counsel
Source Interlink Companies, Inc.